UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Cardio Diagnostics Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

14159C103

(CUSIP Number)

P. Rupert Russell, Esq.

Shartsis Friese LLP

One Maritime Plaza, 18th Floor
San Francisco, CA 94111
Telephone: (415) 421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 14159C103

1.	Names of Reporting Persons. Robert Philibert

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,122,280(1)
8. Shared Voting Power 7,601(1)
9. Sole Dispositive Power 2,122,280(1)
10. Shared Dispositive Power 7,601(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,129,881(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 21.2%(1)

14.	Type of Reporting Person (See Instructions) IN

(1) See Item 5.

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CUSIP No. 14159C103

1.	Names of Reporting Persons. BD Holding, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ______

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization Iowa

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,586,464
8. Shared Voting Power 0
9. Sole Dispositive Power 1,586,464
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,586,464

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ______

13.	Percent of Class Represented by Amount in Row (11) 16.7%

14.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 14159C103

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, par value $0.00001 per share (the “Stock”), of Cardio Diagnostics Holdings Inc. (the “Issuer”). The principal executive office of the Issuer is located at 400 N. Aberdeen St., Suite 900, Chicago, IL 60642.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Robert Philibert and BD Holding, Inc. (collectively, the “Filers”).

(b)	The business addresses of the Filers is Robert Philibert: 400 N. Aberdeen St., Suite 900, Chicago, IL 60642 Bd Holding, Inc.: 15 Prospect Place, Iowa City, IA 52246

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Robert Philibert is a director and the chief medical officer of the Issuer and the sole director and chief executive officer of BD Holding, Inc. BD Holding, Inc. is an S Corporation owned by Dr. Philibert and his wife.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	For citizenship of the Filers, see Item 6 of each Filer’s cover page.

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CUSIP No. 14159C103
Item 3.	Source and Amount of Funds or Other Consideration

The Shares held by the Filers were acquired in connection with the merger of a wholly-owned subsidiary of the Issuer with and into Cardio Diagnostics, Inc., a Delaware corporation (“Legacy Cardio”), effective as of October 25, 2022 (the “Business Combination”), as described in the Form 8-K filed by the Issuer on October 31, 2022 (the “October 31 8-K”). As described in the October 31 8-K, pursuant to the Business Combination:

•	Dr. Philibert acquired direct and indirect beneficial ownership of 1,605,685 shares of the Stock in exchange for shares of Legacy Cardio directly and indirectly beneficially owned by him, including 1,576,539 shares of the Stock acquired by BD Holding, Inc. in exchange for its shares of Legacy Cardio.
•	Dr. Philibert acquired direct and indirect beneficial ownership of 10,107 shares of the Stock, including 9,925 shares of the Stock acquired by BD Holding, Inc., on the conversion of promissory notes issued by the Issuer to Legacy Cardio.
•	The Issuer assumed options issued by Legacy Cardio for the issuance of 514,089 shares of the Stock to Dr. Philibert.

No additional consideration was paid for those securities.

Item 4.	Purpose of Transaction

Robert Philibert is a director and the chief medical officer of the Issuer. The Filers acquired the Stock for investment purposes and/or as compensation for Dr. Philibert’s services to the Issuer and Legacy Cardio. The Filers have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, the Filers may recommend action to the Issuer’s management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The aggregate number and percentage of shares of the Stock beneficially owned by each Filer on the date hereof is reflected on that Filer’s cover page.

Dr. Philibert directly holds 7,601 shares of the Stock and options to acquire 514,089 shares of the Stock that are currently exercisable. In addition, he may be deemed to indirectly beneficially own (1) 7,601 shares of the Stock owned by his wife, (2) 1,586,464 shares of the Stock owned by BD Holding, Inc., and (3) 14,126 shares of Common Stock owned by a limited liability company controlled by Dr. Philibert. Dr. Philibert disclaims beneficial ownership of all such indirectly-owned shares except to the extent of his pecuniary interest in such shares.

BD Holding, Inc. directly holds 1,586,464 shares of the Stock. BD Holding, Inc. is an S Corporation owned by Dr. Philibert and his wife, Ingrid Philibert. Dr. Philibert is the sole director and officer of BD Holding, Inc. and has voting and dispositive control over the securities of BD Holding, Inc.

(c)       Other the transactions disclosed in Item 3 above, the Filers have not engaged in any transactions in the Issuer’s Stock in the past 60 days.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

As described in the October 31 8-K, pursuant to the Agreement and Plan of Merger dated as of May 27, 2022, among the Issuer, Mana Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, Legacy Cardio and Meeshanthini (Meesha) Dogan, as representatives of the shareholders ( as amended on September 15, 2022, the “Business Combination Agreement”), the Filers are entitled to receive additional shares of the Stock if certain triggering events are met.

On October 25, 2022, Dr. Philibert entered into a Lockup Agreement pursuant to which he agreed, subject to certain customary exceptions, not to (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below) (including any securities convertible into, or exchangeable for, or representing the rights to receive, Lock-up Shares), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, (ii) publicly disclose the intention to make any offer, sale, pledge or disposition, or (iii) enter into any transaction, swap, hedge or other arrangement, or engage in any short sales, as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended, with respect to any security of the Issuer until the date that is six months after October 25, 2022. A total of 5,240,563 shares of the Issuer’s Common Stock (the “Lockup Shares”) is subject to the Lockup Agreements. The Lock-up Shares include all of the shares of Stock reported in this Schedule 13D.

The foregoing description of the Business Combination Agreement and Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B Power of Attorney of Robert Philibert (incorporated by reference to Exhibit 24.1 to the Form 3 filed by Robert Philibert and BD Holding, Inc. on November 4, 2022)

Exhibit C: Power of Attorney of BD Holding, Inc. (incorporated by reference to Exhibit 24.2 to the Form 3 filed by Robert Philibert and BD Holding, Inc. on November 4, 2022)

Exhibit D: Agreement and Plan of Merger dated as of May 27, 2022 by and among Mana Capital Acquisition Corp., Mana Merger Sub, Inc., Cardio Diagnostics, Inc. and Meeshanthini (Meesha) Dogan, as representatives of the shareholders (incorporated by reference to Exhibit 2.1 to the Form S-4/A filed by the Issuer on October 4, 2022) and the Amendment thereto dated September 15, 2022 (incorporated by reference to Exhibit 2.2 to the Form S-4/A filed by the Issuer on October 4, 2022)

Exhibit E: Form of Lock-up Agreement (incorporated by reference to Exhibit 10.6 to the Form S-4 filed on May 31, 2022)

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CUSIP No. 14159C103

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2022

Robert Philibert BD Holding, Inc. __/s/Elisa Luqman________________________ Elisa Luqman Attorney-in-Fact for Robert Philibert Attorney-in-Fact for BD Holding, Inc.

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CUSIP No. 14159C103

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G and Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of Cardio Diagnostics Holdings Inc., and such statements and all amendments to such statements are made on behalf of each of them.

Dated: November 4, 2022

Robert Philibert BD Holding, Inc. __/s/Elisa Luqman________________________ Elisa Luqman Attorney-in-Fact for Robert Philibert Attorney-in-Fact for BD Holding, Inc.